Exhibit 99.1

JA Solar to Host Fourth Quarter and Full Year 2011 Results Conference Call on March 20, 2012

Shanghai, March 12, 2012 — JA Solar Holdings Co., Ltd. (Nasdaq: JASO), one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced that it will hold a conference call on Tuesday, March 20, 2012 at 8:00 a.m. US Eastern Time (8:00 p.m. Beijing/Hong Kong Time), to discuss the company’s fourth quarter and fiscal year 2011 results.

The company will release its fourth quarter and fiscal year 2011 results before the market opens that same day.

Dial-in details for the live conference call are as follows:

International:	+65-6723-9381
U.S.:	+1-718-354-1231
Hong Kong:	+852-2475-0994

Passcode: JA Solar

A live webcast of the conference call will be available on the company’s website at http://www.jasolar.com.

A replay of the call will be available beginning two hours after the live call.

The dial-in details for the replay are as follows:

International:	+61-2-8235-5000
United States:	+1-718-354-1232

Passcode: 61677398

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit www.jasolar.com.

Contact:

In China

Martin Reidy

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail:jasolar@brunswickgroup.com